Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-282700
November 20, 2024
Pony AI Inc.
Pony AI Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in this offering will arrange to send you the prospectus, if you request it, by contacting (i) Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282-2198, United States, or by telephone at +1-866-471-2526 or by email at prospectus-ny@ny.email.gs.com; (ii) Merrill Lynch (Asia Pacific) Limited, c/o BofA Securities, Inc., Attention: Prospectus Department, One Bryant Park, New York, NY, 10036, United States, or by telephone at +1 (800) 294-1322 or by email at dg.prospectus_requests@bofa.com; (iii) Deutsche Bank AG, Hong Kong Branch, Attention: Asia Equity Capital Market, Level 60, International Commerce Centre, 1 Austin Road West Kowloon, Hong Kong, or by telephone at +852 22038166 or by email at asia.ecm.internal@list.db.com; (iv) Huatai Securities (USA), Inc., Attention: Prospectus Department, 280 Park Ave, 21 E, New York, NY 10017, or by telephone at +1-212-763-8168 or by email at prospectus@htsc-us.com; or (v) Tiger Brokers (NZ) Limited, Attention: Vincent Cheung, Level 27, 151 Queen Street, Auckland Central, Auckland 1010, or by telephone at +64 93-938-128 or by email at ProjectPegasus@itiger.com. You may also access the Company’s most recent prospectus dated November 20, 2024, which is included in Amendment No. 3 to the Company’s registration statement on Form F-1, as filed with the SEC on November 20, 2024, by visiting EDGAR on the SEC website at https://www.sec.gov/Archives/edgar/data/1969302/000110465924120856/tm2310344-24_f1a.htm. The following information supplements and updates the information contained in the Company’s preliminary prospectus dated November 14, 2024. This free writing prospectus reflects the following amendments made in Amendment No. 3 to the registration statement. All references to page numbers are to the page numbers of the prospectus included in Amendment No. 3 to the registration statement.
(1)
Amendment No. 3 reflects the amendment that we anticipate the number of ADSs to be offered in our initial public offering will be 20,000,000 (or 23,000,000 if the underwriters exercise their over-allotment option in full). The increased number of ADSs offered results in the following changes:

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Cover page — Appendix I replaces the cover page in its entirety.

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ADSs offered by us — 20,000,000 ADSs (or 23,000,000 ADSs if the underwriters exercise their over-allotment option in full).

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Ordinary shares to be outstanding immediately after this offering and the concurrent private placements — 349,945,947 ordinary shares, consisting of 268,857,177 Class A ordinary shares (or 271,857,177 Class A ordinary shares if the underwriters exercise their over-allotment option in full) and 81,088,770 Class B ordinary shares, including 12,786,990 Class A ordinary shares that we will issue and sell in the concurrent private placements, calculated based on an assumed initial offering price of US$12.00 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus.

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Non-binding indication of interest — Assuming an initial public offering price of US$12.00 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by these investors would be up to 6,237,500 ADSs, representing approximately 31.2% of the ADSs being offered in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs.
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Over-allotment option — We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 3,000,000 additional ADSs to cover over-allotments.

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Use of proceeds — Based on an assumed initial public offering price of US$12.00 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, we expect that we will receive (i) net proceeds of approximately US$215.6 million from this offering (or approximately US$249.0 million if the underwriters exercise their over-allotment option in full), after deducting estimated underwriting discounts and commissions and offering expenses payable by us, and (ii) net proceeds of approximately US$153.4 million from the concurrent private placements.

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Capitalization — Appendix II replaces the section “Capitalization” in its entirety.

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Dilution — Appendix III replaces the section “Dilution” in its entirety.

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Principal shareholders — Appendix IV replaces the section “Principal Shareholders” in its entirety.

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Expenses relating to this offering — Appendix V replaces the section “Expenses relating to this Offering” in its entirety.

(2)
Amendment No. 3 also reflects certain clarifications regarding the PRC foreign investment restrictions and the Company’s former VIEs.

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Replace the seventh paragraph with the following paragraph on the cover page.

Pony AI Inc. (the “Company”) is a Cayman Islands holding company which does not have any substantive business operations by itself. In China, Pony AI Inc. conducts operations through its PRC subsidiaries. Historically, Pony AI Inc. also operated its business in China through its former consolidated variable interest entities (the “former VIEs” or “former VIE Entities”). The former VIEs were owned by certain nominee shareholders, not Pony AI Inc. The former VIEs were consolidated for accounting purpose only and Pony AI Inc. did not own any equity interest in the former VIEs. Our business is permitted under the applicable PRC foreign investment regulations and no part of our business falls under any of the “encouraged, restricted or prohibited” categories. Our former VIEs, before the termination of their VIE arrangements, did not engage in any business or hold any license that is subject to PRC foreign investment restrictions or prohibitions. We initially established these former VIEs solely for the purposes of preserving the flexibility to potentially engage in future business that may be subject to such PRC restrictions or prohibitions (although we have never engaged in such business to date). To provide more regulatory certainty to investors, we terminated the contractual arrangements among our former WFOEs, the former VIEs and their respective nominee shareholders, and acquired the shares of the former VIEs from their respective nominee shareholders, after which the former VIEs have become wholly-owned subsidiaries of our company since February 2024. There has not been any change to the nature or extent of the former VIEs’ business activities after the termination of the VIE arrangements and this termination did not involve the transfer of any operation, technology or license of the former VIEs to any third party. In the United States, Pony AI Inc. operates its business through Pony.AI, Inc, a Delaware corporation. For a summary of our prior contractual arrangements among the former WFOEs, the former VIEs and their respective nominee shareholders, see “Our History and Corporate Structure — Prior Contractual Arrangements with the Former VIEs and Their Shareholders.” Investors in the ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities of Pony’s subsidiaries. As used in this prospectus, “we,” “us,” “our company,” “our,” or “Pony” refers to Pony AI Inc. and its subsidiaries, and, in the context of describing our historical consolidated financial information, business operations and operating data, refers to Pony AI Inc. and its subsidiaries and the former VIEs. We refer to Beijing (ZX) Pony.AI Technology Co., Ltd. and Guangzhou (ZX) Pony.AI Technology Co., Ltd. and their subsidiaries as the former VIEs in the context of describing their activities and contractual arrangements.

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Add the following sentence after the seventh sentence in the first paragraph of the risk factor titled “Our success is contingent on our ability to successfully maintain, manage, execute and expand on our existing partnerships and obtain new partnerships with other companies” on page 35.

We also engage multiple external mapping data and surveying suppliers in China to independently collect and handle the necessary data that support our autonomous driving algorithms and functions.
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Add the following paragraph as the last paragraph on page 163 under section headed “Regulation — PRC Regulations — Regulations on Foreign Investment.”

Our business is permitted under the applicable PRC foreign investment regulations and no part of our business falls under any of the “encouraged, restricted or prohibited” categories. With respect to the former VIEs that we used to have, such former VIEs, before the termination of their VIE arrangements, did not engage in any business or hold any license that is subject to PRC foreign investment restrictions or prohibitions. We initially established these former VIEs solely for the purposes of preserving the flexibility to potentially engage in future business that may be subject to such PRC restrictions or prohibitions (although we have never engaged in such business to date). The former VIE arrangements were terminated by our WFOEs’ acquisition of the equity interests in the former VIEs. There has not been any change to the nature or extent of the former VIEs’ business activities after the termination of the VIE arrangements and this termination did not involve the transfer of any operation, technology or license of the former VIEs to any third party.
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Add the following sentences at the end of the second paragraph on page 165 under the section headed “Regulation — PRC Regulations — Regulations on Autonomous Driving.”

None of our company, our subsidiaries or the former VIEs (before or after the termination of the former VIE arrangements) has engaged in any mapping or surveying activities, or holding the relevant licenses. Rather, our subsidiaries and the former VIEs (which subsequently became our wholly-owned subsidiaries) have been procuring mapping and surveying services that support their autonomous driving algorithms and functions from multiple external PRC mapping data and surveying suppliers that hold the relevant mapping and surveying qualifications.
(3)
Amendment No. 3 also reflects certain supplemental information on the Company’s limited business operations in the United States.

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Add the following sentences in the seventh paragraph of the risk factor titled “Tensions in international trade and investment and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations” on page 66.

Our limited U.S.-based testing (which involves no more than 10 autonomous driving vehicles currently operated in compliance with applicable U.S. regulations) could be restricted or prohibited after the CV ANPRM takes effect in its current form.
. . .
Additionally, our U.S. R&D personnel are separate from those in China and the data collected from U.S. testing is not used to conduct or support our R&D activities in China.
. . .
We expect to either modify or, alternatively, discontinue or otherwise dispose of our U.S.-based R&D if our supply chain is materially disrupted or in the event of any further regulatory restrictions imposed under the CV ANPRM or other laws and regulations.
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Replace the last paragraph with the following paragraph on page 152 under the section headed “Business — Commercialization Models and Services Offerings — Robotaxi Services — Commercialization Roadmaps.”

We also have operations on a limited scale in the United States with a team of 101 employees. We currently have R&D and autonomous vehicle testing programs in the Bay Area, California, with no more than 10 autonomous driving vehicles currently operated by us in compliance with applicable laws and regulations. We conduct independent R&D activities in China and the United States, where technologies and software are developed and tested separately in each country. Additionally, our U.S. R&D personnel are separate from those in China and the data collected from U.S. testing is not used to conduct or support our R&D activities in China. In 2023 and the six months ended June 30, 2024, revenues generated in the United States, which were primarily related to certain value-added technological services as part of our licensing and applications business, and some other operating income, consistently remained below 1% of our total revenues during the relevant periods. We expect our U.S. operations to remain limited in scope, with no plans for further expansion in the foreseeable future and we currently do not plan to engage in the importation, sale or distribution of our products into the U.S. For additional information, see Note 2(z) and Note 2(k) to our audited consolidated financial statements and unaudited condensed consolidated financial statements, respectively, included elsewhere in this prospectus. Furthermore, we are strategically pursuing expansion opportunities in other promising markets worldwide. Collaborative partnerships have been forged with local governments, industry leaders, and technology innovators across Europe, East Asia, the Middle East and other regions, focusing on local development, deployment, and commercialization of our technology. To date, our business footprint extends to Luxembourg, South Korea, Saudi Arabia and the United Arab Emirates.
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Replace the third sentence with the following sentence on page 162 under the section headed “Business — Facilities.”

In addition, we operate internationally with offices and facilities in the United States, including Fremont, California, with an aggregate of 36,403 square feet.
(4)
Amendment No. 3 also reflects certain updates on subsequent events.

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Replace the third bullet point in the second paragraph under the section headed “Subsequent Events” on page F-84.

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revising initial conversion price of Series C+ and Series D Preferred Shares from the Series C+’s and Series D’s issuance price to $10.7134 per share, which impacted all shareholders in both series.

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Add the following paragraphs on pages F-84 and F-85.

The Group evaluated the nature of modification by applying the fair value approach, and concluded that the impact of the modification on the existing Series A, Series B, Series B+, Series B2 and Series C Preferred Shares, respectively, was not significant quantitatively, and therefore should be accounted for as modification, rather than extinguishment. As the modification resulted in decreases in the fair value of existing Series A, Series B, Series B+, Series B2 and Series C Preferred Shares, the changes in fair value were not recognized.
The Group further concluded that the impact of the modification on the existing Series C+ and Series D Preferred Shares, respectively, was significant both qualitatively and quantitatively, and should be accounted for as extinguishment of the Preferred Shares — i.e., a redemption of the existing instruments and issuance of “new” instruments. The difference of $261.5 million between the fair value of the modified Series C+ and Series D Preferred Shares (new instruments) and the carrying value of the existing Series C+ and Series D Preferred Shares (old instruments) was recognized as a deemed dividend, within accumulated deficit. Because the modifications involved the entire class of shareholders for Series C+ and Series D, respectively, the Group concluded the incremental fair value is a dividend (a pro rata distribution).

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Appendix I
Subject to Completion
Preliminary Prospectus Dated November 20, 2024
20,000,000 American Depositary Shares
Pony AI Inc.
Representing 20,000,000 Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, representing Class A ordinary shares of Pony AI Inc. We are offering a total of 20,000,000 ADSs, each representing one Class A ordinary share, par value US$0.0005 per share. The underwriters may also purchase up to 3,000,000 additional ADSs within 30 days to cover over-allotments, if any.
Prior to this offering, there has been no public market for the ADSs. We expect the initial public offering price will be between US$11.00 and US$13.00 per ADS. We have applied to list the ADSs representing our Class A ordinary shares on the Nasdaq Global Select Market under the symbol “ PONY.” The closing of this offering is conditioned upon the final approval from the Nasdaq Global Select Market of our listing application.
Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Following the completion of this offering and the concurrent private placements, our issued and outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Dr. Jun Peng, our Chief Executive Officer and director, and Dr. Tiancheng Lou, our Chief Technology Officer and director, will collectively beneficially own all of our issued Class B ordinary shares and will collectively be able to exercise 75.2% of the total voting power of our issued and outstanding share capital immediately following the completion of this offering and the concurrent private placements, assuming the underwriters do not exercise their option to purchase additional ADSs. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten (10) votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any non-affiliate to such holder, each of such Class B ordinary share will be automatically and immediately converted into one Class A ordinary share. See “Description of Share Capital.” Immediately following the completion of this offering, we will be a “controlled company” within the meaning of the Nasdaq rules. See “Principal Shareholders.”
Concurrently with, and subject to, the completion of this offering and applicable PRC overseas direct investment and investment fund registration approvals, certain strategic third-party investors have agreed to purchase approximately US$153.4 million worth of Class A ordinary shares from us, including (i) US$ equivalent of RMB500 million by JSC International Investment Fund SPC, (ii) US$ equivalent of RMB300 million by Guangzhou Nansha Chicheng Future Industry Investment Fund Partnership (Limited Partnership), (iii) US$27 million by Guangqipony Holdings Limited, and (iv) US$15 million by Kechuangzhihang Holdings Limited. For the sole purpose of illustrating the U.S. dollar equivalent of the applicable concurrent private placement investment amounts, an exchange rate of RMB7.1785 to USD1.00, as published in the H.10 statistical release by the Federal Reserve Board on November 8, 2024, is used. The concurrent private placements will be consummated, as separate transactions, each at a price per share equal to the initial public offering price adjusted to reflect the ADS-to-Class A ordinary share ratio. Our proposed issuance and sale of Class A ordinary shares to each of these investors is being made through private placements pursuant to an exemption from registration with the SEC under Regulation S of the U.S. Securities Act of 1933, as amended. Each private placement investor has agreed not to, directly or indirectly, sell, transfer or dispose of any Class A ordinary shares for a period of 180 days (or 12 months in the case of Guangqipony Holdings Limited) for the Class A ordinary shares issued in the concurrent private placements after the date of this prospectus, subject to certain exceptions. Other than this lock-up arrangement, all private placement investors shall have the same rights as other Class A ordinary shareholders upon completion of this offering.
Two investors have indicated their non-binding interest in purchasing an aggregate of up to US$74.85 million worth of the ADSs being offered in this offering, including (i) up to US$70.35 million by Investment Global Co., Ltd., a wholly-owned subsidiary of Beijing Automotive Group Co., Ltd., and (ii) up to US$4.5 million by ComfortDelGro Ventures Pte Ltd. Their proposed subscriptions for the ADSs will be at the initial public offering price and on the same terms as the other ADSs being offered. Assuming an initial public offering price of US$12.00 per ADS, which is the mid-point of the estimated offering price range, the number of ADSs to be purchased by these investors would be up to 6,237,500 ADSs, representing approximately 31.2% of the ADSs being offered in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. However, because such indications of interest are not binding agreements or commitments to purchase, any of such investors could determine to purchase more, fewer, or no ADSs in this offering, and the underwriters could determine to sell more, fewer, or no ADSs to any of these investors. The underwriters will receive the same underwriting discounts and commissions on any of the ADSs sold to these investors as they will on any other ADSs sold to the public in this offering. For additional information, see “Underwriting.”
Pony AI Inc. (the “Company”) is a Cayman Islands holding company which does not have any substantive business operations by itself. In China, Pony AI Inc. conducts operations through its PRC subsidiaries. Historically, Pony AI Inc. also operated its business in China through its former consolidated variable interest entities (the “former VIEs” or “former VIE Entities”). The former VIEs were owned by certain nominee shareholders, not Pony AI Inc. The former VIEs were consolidated for accounting purpose only and Pony AI Inc. did not own any equity interest in the former VIEs. Our business is permitted under the applicable PRC foreign investment regulations and no part of our business falls under any of the “encouraged, restricted or prohibited” categories. Our former VIEs, before the termination of their VIE arrangements, did not engage in any business or hold any license that is subject to PRC foreign investment restrictions or prohibitions. We initially established these former VIEs solely for the purposes of preserving the flexibility to potentially engage in future business that may be subject to such PRC restrictions or prohibitions (although we have never engaged in such business to date). To provide more regulatory certainty to investors, we terminated the contractual arrangements among our former WFOEs, the former VIEs and their respective nominee shareholders, and acquired the shares of the former VIEs from their respective nominee shareholders, after which the former VIEs

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
have become wholly-owned subsidiaries of our company since February 2024. There has not been any change to the nature or extent of the former VIEs’ business activities after the termination of the VIE arrangements and this termination did not involve the transfer of any operation, technology or license of the former VIEs to any third party. In the United States, Pony AI Inc. operates its business through Pony.AI, Inc, a Delaware corporation. For a summary of our prior contractual arrangements among the former WFOEs, the former VIEs and their respective nominee shareholders, see “Our History and Corporate Structure — Prior Contractual Arrangements with the Former VIEs and Their Shareholders.” Investors in the ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities of Pony’s subsidiaries. As used in this prospectus, “we,” “us,” “our company,” “our,” or “Pony” refers to Pony AI Inc. and its subsidiaries, and, in the context of describing our historical consolidated financial information, business operations and operating data, refers to Pony AI Inc. and its subsidiaries and the former VIEs. We refer to Beijing (ZX) Pony.AI Technology Co., Ltd. and Guangzhou (ZX) Pony.AI Technology Co., Ltd. and their subsidiaries as the former VIEs in the context of describing their activities and contractual arrangements.
Our former VIE structure involves unique risks to investors in the ADSs. As of December 31, 2022 and 2023, total assets of the former VIEs, excluding amounts due from the group companies, equaled to 10.1% and 9.1% of our consolidated total assets as of the same dates, respectively. In 2022 and 2023, total revenues generated from the former VIEs accounted for 22.5% and 31.5% of our total revenues on a consolidated basis. Our prior contractual arrangements with the former VIEs and their respective shareholders have not been tested in a court of law in the PRC. If the PRC regulatory authority deems that the prior contractual arrangements with the former VIEs did not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the ADSs may decline in value or become worthless if we are deemed to be unable to assert our contractual control rights over the assets of the former VIEs through which we conducted our operations during the period when the VIE structure existed.
As of December 31, 2022 and 2023 and June 30, 2024, Pony AI Inc. had made cumulative capital contributions and loans of US$530.0 million, US$595.0 million and US$630.0 million, respectively, to its PRC subsidiaries through intermediate holding companies. Under relevant PRC laws and regulations, Pony AI Inc. was permitted to remit funds to the former VIEs through loans rather than capital contributions. Hongkong Pony AI Limited (“Hongkong Pony AI”), one of Pony AI Inc.’s subsidiaries, offered a loan of US$105.0 million to Beijing (ZX) Pony, one of the former VIEs, to support business expansion in China, out of which US$5.0 million and nil was drawn down by Beijing (ZX) Pony in 2022 and 2023, respectively. Beijing (ZX) Pony repaid the loan of US$5.0 million in June 2024. There were also cash and non-cash assets transferred between the former VIEs and other entities within our organization. Non-cash assets were primarily intellectual property rights, and equipment and facilities. In 2022 and 2023, the total amount of service fees that the former VIEs paid to other entities within our organization was US$0.9 million and US$3.5 million, respectively. In 2022 and 2023, the aggregate amount of the underlying non-cash assets transferred through our organization was US$0.2 million and nil, respectively.
Pony AI Inc. has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our Class A ordinary shares. None of our PRC subsidiaries have issued any dividends or distributions to their respective holding companies, including Pony AI Inc., or any investors as of the date of this prospectus. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Prospectus Summary — Transfer of Funds and Other Assets.”
To the extent our cash in the business is in the PRC or a PRC entity, the funds may not be available to distribute dividends to our investors, or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC regulatory authority to transfer cash. The PRC regulatory authority imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Our cash dividends, if any, will be paid in U.S. dollars. As a consequence, we might not be able to pay dividends in foreign currencies to our shareholders. If we are considered a PRC tax resident enterprise for tax purposes, any dividends we pay to our overseas shareholders may be regarded as China-sourced income and as a result may be subject to PRC withholding tax. In addition, relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Our company’s PRC subsidiaries may pay dividends only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations; each of the PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Additionally, our PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. Such laws and regulations would limit our ability to transfer cash between our company and our investors. See “Risk Factors — Risks Related to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.” and “Regulation — Regulations on Foreign Exchange Control and Dividend Distribution.”
The PRC regulatory authorities have significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as they deem appropriate to further economic, regulatory, political and societal goals. The PRC regulatory authorities have recently published new policies that affected certain industries with respect to matters such as cybersecurity, data privacy, antitrust and competition, foreign investments, and overseas listings, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC regulatory authority has recently issued new laws and regulations to exert more oversight and control over overseas securities offerings and other capital markets activities and foreign investment in China-based companies like us. Any such action, once taken by the PRC regulatory authority, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For more details, see “Risk Factors — Risks Related to Doing Business in China — The enforcement of PRC laws and regulations is evolving and subject to change, and changes in policies, laws and regulations in China, could materially and adversely affect us.”
Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023 (the “HFCAA”) if the Public Company Accounting Oversight Board (the “PCAOB”) determines that it is unable to inspect or investigate completely our auditor for two consecutive years because of the position taken by authorities in a foreign jurisdiction. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong (the “2021 Determinations”), including our auditor. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 Determinations accordingly. As a result, we do not expect to be identified as a “Commission-Identified Issuer” under the HFCAA.
However, whether the PCAOB will continue to be able to satisfactorily conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we continue to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited under the HFCAA, and U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. For more details, see “Risk Factors — Risks Related to Doing Business in China — Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it is unable to inspect or investigate completely our auditor, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities.”

We are an “emerging growth company” under the U.S. federal securities laws and will be subject to reduced public company reporting requirements. Investing in the ADSs involves risks. See “Risk Factors” beginning on page 0 of this prospectus.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

(1)
For a description of the compensation payable to the underwriters, see “Underwriting.”

The underwriters have an over-allotment option to purchase up to an additional 3,000,000 ADSs from us at the initial public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus.
The underwriters expect to deliver the ADSs against payment in U.S. dollars in New York, New York on        , 2024.

Goldman Sachs (Asia) L.L.C. BofA Securities Deutsche Bank Huatai Securities
Tiger Brokers
The date of this prospectus is            , 2024.

Appendix II
CAPITALIZATION
The table below sets forth our capitalization as of June 30, 2024:
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on an actual basis;

•
on a pro forma basis to give effect to the automatic conversion or re-designation, as the case may be, of the issued and outstanding (i) Series A, B, B+, B2 and C preferred shares at an initial conversion ratio of 1:1, (ii) Series C+ preferred shares at an initial conversion ratio of 1:1.4439, and (iii) Series D preferred shares at an initial conversion ratio of 1:2.3377, into Class A ordinary shares immediately prior to the completion of this offering, (iv) issuance of Class A ordinary shares upon satisfaction of IPO condition of RSUs granted to employees, which increases the number of ordinary shares; and (v) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation expense of approximately US$122.1 million associated with the satisfaction of the IPO related performance vesting condition of certain share-based awards granted to employees.

•
on a pro forma as adjusted basis to give effect to the automatic conversion or re-designation, as the case may be, of the issued and outstanding (i) Series A, B, B+, B2 and C preferred shares at an initial conversion ratio of 1:1, (ii) Series C+ preferred shares at an initial conversion ratio of 1:1.4439, and (iii) Series D preferred shares at an initial conversion ratio of 1:2.3377, into Class A ordinary shares immediately prior to the completion of this offering, (iv) issuance of Class A ordinary shares upon satisfaction of IPO condition of RSUs granted to employees, which increases the number of ordinary shares, (v) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation expense of approximately US$122.1 million associated with the satisfaction of the IPO related performance vesting condition of certain share-based awards granted to employees, (vi) the issuance and sale of Class A ordinary shares in this offering, and the receipt of approximately US$219.1 million in estimated net proceeds, based on an assumed initial public offering price of US$12.0 per ADS (the mid-point of the estimated public offering price range shown on the front cover of this prospectus), after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, and the use of proceeds therefrom, and (vii) the issuance and sale of Class A ordinary shares in the concurrent private placements, and the receipt of approximately US$153.4 million in estimated net proceeds, based on an assumed initial public offering price of US$12.0 per ADS (the mid-point of the estimated public offering price range shown on the front cover of this prospectus).

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	As of June 30, 2024
	Actual	Pro Forma	Pro Forma as adjusted(1)
	US$	US$	US$
	(in thousands)
Mezzanine equity
Series A preferred shares (US$0.0005 par value; 34,717,760 shares authorized, 34,362,468 shares issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	15,172	—	—
Series B preferred shares (US$0.0005 par value; 44,758,365 shares authorized, 44,758,365 shares issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	79,915	—	—

	As of June 30, 2024
	Actual	Pro Forma	Pro Forma as adjusted(1)
	US$	US$	US$
	(in thousands)
Series B+ preferred shares (US$0.0005 par value; 27,428,047 shares authorized, 27,428,047 shares issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	111,125	—	—
Series B2 preferred shares (US$0.0005 par value; 10,478,885 shares authorized, 10,478,885 shares issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	70,848	—	—
Series C preferred shares (US$0.0005 par value; 57,896,414 shares authorized, 57,896,414 shares issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	580,728	—	—
Series C+ preferred shares (US$0.0005 par value; 16,161,668 shares authorized, 16,161,021 shares issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	259,801	—	—
Series D preferred shares (US$0.0005 par value; 19,964,384 shares authorized, 11,614,287 shares issued and outstanding on an actual basis, and none outstanding on a pro forma or a pro forma as adjusted basis)	297,069	—	—
Total mezzanine equity	1,414,658	—	—
Class A ordinary shares (US$0.0005 par value; 307,505,707 shares authorized, 10,660,389 shares issued and outstanding on an actual basis, and 257,257,983 shares issued and outstanding on a pro forma basis, and 290,044,973 shares issued and outstanding on a pro forma as adjusted basis)	11	170	186
Class B ordinary shares (US$0.0005 par value; 81,088,770 shares authorized, issued and outstanding on an actual or a pro forma or a pro forma as adjusted basis)	35	35	35
Additional paid-in capital(2)	5,838	1,542,474	1,915,012
Special reserve	187	187	187
Accumulated other comprehensive income	8,587	8,587	8,587
Accumulated deficit	(790,884)	(913,021)	(913,021)
Pony AI Inc. shareholders’ (deficit) equity	(776,226)	638,432	1,010,986
Non-controlling interests	10,616	10,616	10,616
Total shareholders’ (deficit) equity(2)	(765,610)	649,048	1,021,602
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	693,564	693,564	1,066,118

(1)
The pro forma as adjusted information discussed above is illustrative only. Our additional paid-in capital, total shareholders’ deficit and total capitalization following the completion of this offering and the concurrent private placements are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)
Assuming the number of ADSs offered by us as set forth on the cover page of this prospectus remains the same, and after deduction of underwriting discounts and commissions and the estimated offering expenses payable by us, a US$1.00 change in the assumed initial public offering price of US$12.0 per ADS (the mid-point of the estimated public offering price range shown on the front cover of this prospectus) would, in the case of an increase, increase and, in the case of a decrease, decrease each of additional paid-in capital, total shareholders’ deficit and total capitalization by US$18.6 million.

Appendix III
DILUTION
If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.
Our net tangible book value as of June 30, 2024 was approximately US$648.1 million, or US$7.06 per ordinary share and US$7.06 per ADS. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting net tangible book value per ordinary share as adjusted from the initial public offering price per ordinary share.
Without taking into account any other changes in such net tangible book value after June 30, 2024, other than to give effect to (i) the conversion of all of our preferred shares into Class A ordinary shares which will occur automatically immediately prior to the completion of this offering, (ii) issuance of Class A ordinary shares upon satisfaction of IPO condition of RSUs granted to employees, which increases the number of ordinary shares, (iii) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation expense of approximately US$122.1 million associated with the satisfaction of the IPO related performance vesting condition of certain share-based awards granted to employees, (iv) our issuance and sale of Class A ordinary shares represented by 20,000,000 ADSs offered in this offering at an assumed initial public offering price of US$12.0 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, and (v) our issuance and sale of 12,786,990 Class A ordinary shares in the concurrent private placements at an assumed initial public offering price of US$12.0 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, our pro forma as adjusted net tangible book value as of June 30, 2024 would have been approximately US$1,020.7 million, or US$2.75 per ordinary share and US$2.75 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$9.25 per ordinary share, or US$9.25 per ADS, to purchasers of ADSs in this offering.
The following table illustrates such dilution:
	Per Ordinary Share		Per ADS
Initial public offering price per Class A ordinary share	US$	12.00	US$	12.00
Net tangible book value per ordinary share as of June 30, 2024	US$	7.06	US$	7.06
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding Series A preferred shares, Series B preferred shares, Series B+ preferred shares, Series B2 preferred shares, Series C preferred shares, Series C+ and Series D preferred shares, and settled RSUs upon satisfaction of IPO condition	US$	1.92	US$	1.92
Pro forma as adjusted net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding Series A preferred shares, Series B preferred shares, Series B+ preferred shares, Series B2 preferred shares, Series C preferred shares, Series C+ and Series D preferred shares, settled RSUs upon satisfaction of IPO condition, this offering and the concurrent private placements	US$	2.75	US$	2.75
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$	9.25	US$	9.25
A US$1.00 increase (decrease) in the assumed initial public offering price of US$12.0 per ADS, which is the mid-point of the estimated public offering price range shown on the front cover of this prospectus, would increase (decrease) our pro forma as-adjusted net tangible book value after giving effect to this offering and the concurrent private placements by US$18.6 million, the pro forma as-adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering and the concurrent private placements by US$0.05 per ordinary share and US$0.05 per ADS and the dilution in pro forma as-adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.95 per ordinary share and US$0.95 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and offering expenses.
The following table summarizes, on a pro forma basis as of June 30, 2024, the differences between the existing shareholders, concurrent private placement investors and the new investors with respect to the number of Class A ordinary shares purchased from us in this offering and the concurrent private placements, the total consideration paid and the average price per Class A ordinary share paid at an assumed initial public offering price of US$12.0 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses. The total number of ordinary shares does not include the Class A ordinary shares underlying the ADSs issuable upon the exercise of the over-allotment option granted to the underwriters.
			Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Ordinary shares Purchased		Amount (in thousands of US$)	Percent
	Number	Percent			US$	US$
Existing shareholders	338,346,753	91.2%	1,361,746	77.6%	4.02	4.02
Concurrent private placement investors	12,786,990	3.4%	153,443	8.7%	12.00	12.00
New investors	20,000,000	5.4%	240,000	13.7%	12.00	12.00
Total	371,133,743	100.0%	1,755,189	100.0%
The pro forma information discussed above is illustrative only.
The discussion and tables above also assume no exercise of any stock options outstanding as of the date of this prospectus. As of the date of this prospectus, there are a total of 38,501,915 Class A ordinary shares issuable upon exercise of outstanding share options and the vesting of outstanding restricted share units, and there are a total of 17,703,093 Class A ordinary shares available for future issuance upon the exercise and vesting of equity awards under our 2016 Share Plan. See the section of this prospectus captioned “Management — Equity Incentive Plan — 2016 Share Plan.” To the extent that any of these options are exercised, there will be further dilution to new investors.

Appendix IV
PRINCIPAL SHAREHOLDERS
The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of all of our issued and outstanding Series A, Series B, Series B+, Series B2, Series C, Series C+ and Series D preferred shares into Class A ordinary shares, by:
•
each of our directors and executive officers; and

•
each person known to us to beneficially own more than 5% of our ordinary shares.

We have adopted a dual-class voting structure. Dr. Jun Peng, our Chief Executive Officer and chairman of the board, and Dr. Tiancheng Lou, our Chief Technology Officer and director, beneficially own Class B ordinary shares. All the issued and outstanding preferred shares prior to this offering will be converted into Class A ordinary shares, at an initial conversion ratio of (i) 1:1 for Series A, B, B+, B2 and C preferred shares, (ii) 1:1.4439 for Series C+ preferred shares and (iii) 1:2.3377 for Series D preferred shares, immediately prior to the completion of this offering.
The calculations in the table below are based on 317,158,957 ordinary shares on an as-converted basis issued and outstanding as of the date of this prospectus and 349,945,947 ordinary shares issued and outstanding immediately after the completion of this offering and the concurrent private placements, including (i) 20,000,000 Class A ordinary shares to be sold by us in this offering in the form of ADSs (assuming that the underwriters do not exercise their option to purchase additional ADSs) and 12,786,990 Class A ordinary shares to be issued in the concurrent private placements, calculated based on an assumed initial offering price of US$12.00 per ADS, the mid-point of the estimated public offering price range shown on the front cover of this prospectus, (ii) 81,088,770 Class B ordinary shares beneficially owned by Dr. Jun Peng and Dr. Tiancheng Lou, (iii) 10,660,389 Class A ordinary shares issued and outstanding prior to this offering, and (iv) 225,409,798 Class A ordinary shares converted from our preferred shares.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned Prior To This Offering And The Concurrent Private Placements			Ordinary Shares Beneficially Owned After This Offering And The Concurrent Private Placements
	Class A Ordinary Shares	Class B Ordinary Shares	% of total ordinary shares on an as- converted basis**	Class A Ordinary Shares	Class B Ordinary Shares	% of total ordinary shares on an as- converted basis	% of aggregate voting power***
Directors and Executive Officers:†
Dr. Jun Peng(1)	608,122	60,000,000	19.1%	608,122	60,000,000	17.3%	55.6%
Dr. Tiancheng Lou(2)	110,828	21,088,770	6.7%	110,828	21,088,770	6.1%	19.5%
Mr. Fei Zhang	*	—	*	*	—	*	*
Mr. Takeo Hamada	—	—	—	—	—	—	—
Dr. Haojun Wang	*	—	*	*	—	*	*
Mr. Ning Zhang	*	—	*	*	—	*	*
Mr. Hengyu Li	*	—	*	*	—	*	*
Dr. Luyi Mo	*	—	*	*	—	*	*
Tian Gao Esq.	*	—	*	*	—	*	*
Mr. Jackson Tai††	—	—	—	—	—	—	—
Dr. Mark Qiu††	—	—	—	—	—	—	—
Ms. Asmau Ahmed††	—	—	—	—	—	—	—
All directors and executive officers as a group	6,474,496	81,088,770	27.3%	6,474,496	81,088,770	24.8%	75.5%
Principal Shareholders:
Dr. Jun Peng(1)	608,122	60,000,000	19.1%	608,122	60,000,000	17.3%	55.6%
Toyota Motor Corporation(3)	42,453,831	—	13.4%	42,453,831	—	12.1%	3.9%
Entities affiliated with HongShan(4)	32,307,267	—	10.2%	32,307,267	—	9.2%	3.0%
2774719 Ontario Limited(5)	21,641,766	—	6.8%	21,641,766	—	6.2%	2.0%
Dr. Tiancheng Lou(2)	110,828	21,088,770	6.7%	110,828	21,088,770	6.1%	19.5%
IDG entities(6)	18,248,471	—	5.8%	18,248,471	—	5.2%	1.7%
5Y Capital entities(7)	18,157,297	—	5.7%	18,157,297	—	5.2%	1.7%

*
Less than 1% of our total outstanding shares on an as-converted basis.

**
For each person and group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (i) 317,158,957, being the number of ordinary shares outstanding on an as-converted basis as of the date of this prospectus, and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this prospectus.

***
For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class. Our current issued and outstanding share capital consists of Class A ordinary shares and Class B ordinary shares. Dr. Jun Peng, our Chief Executive Officer and director, and Dr. Tiancheng Lou, our Chief Technology Officer and director, collectively beneficially own all of our issued Class B ordinary shares and collectively. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten (10) votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

†
The address of our directors and executive officers (except Dr. Jun Peng, Dr. Tiancheng Lou, Dr. Haojun Wang and Dr. Luyi Mo) is A1 Building, Zhongguancun No.1 West Zone, 81 Beiqing Road, Haidian District, Beijing, People’s Republic of China. The address of Dr. Jun Peng, Dr. Tiancheng Lou and Dr. Haojun Wang is 3501 Gateway Blvd, Fremont, CA, 94538. The address of Dr. Luyi Mo is 13 F, Mingzhu Development Building, Nansha District, Guangzhou, Guangdong, People’s Republic of China.

††
Each of Mr. Jackson Tai, Dr. Mark Qiu and Ms. Asmau Ahmed has accepted our appointment as an independent director, effective immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

(1)
Represents (i) 57,978,000 Class B ordinary shares held of record by Dr. Jun Peng, (ii) 1,011,000 Class B ordinary shares held of record by Alicia Peng Irrevocable Trust for the benefit of Dr. Jun Peng, (iii) 1,011,000 Class B ordinary shares held of record by Selena Peng Irrevocable Trust for the benefit of Dr. Jun Peng, and (iv) 608,122 Class A ordinary shares held on behalf of, and for the benefit of, certain minority shareholders pursuant to irrevocable proxy and power of attorney arrangements relating to such Class A ordinary shares. Under these arrangements, Dr. Jun Peng exercises voting power over the 608,122 Class A ordinary shares held on behalf of, and for the benefit of, the minority shareholders, and consequently, Dr. Jun Peng may be deemed a beneficial owner of such Class A ordinary shares. The business address of Dr. Jun Peng is 2948 Villa Savona Ct, Fremont, CA 94539, USA. The trustee of both Alicia Peng Irrevocable Trust and Selena Peng Irrevocable Trust is Juan Xu.

(2)
Represents (i) 110,828 Series A preferred shares held of record by IWAY LLC, a Delaware company wholly owned by Dr. Tiancheng Lou, (ii) 19,068,770 Class B ordinary shares held of record by IWAY LLC, and (iii) 2,020,000 Class B ordinary shares held of record by Amber Luna Lou Irrevocable Trust for the benefit of Dr. Tiancheng Lou. The registered address of IWAY LLC is the Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The trustee of Amber Luna Lou Irrevocable Trust is the South Dakota Trust Company LLC.

(3)
Represents 42,453,831 Series C preferred shares held of record by Toyota Motor Corporation, a company incorporated in Japan. The registered address of Toyota Motor Corporation is 1 Toyota-cho, Toyota City, Aichi Prefecture 471-8571, Japan. Toyota Motor Corporation is listed on the Tokyo Stock Exchange, the Nagoya Stock Exchange and the London Stock Exchange. Toyota Motor Corporation is also a reporting company under the Exchange Act and is listed on the New York Stock Exchange.

(4)
Represents (i) 24,290,370 Series A preferred shares and 2,887,060 Series B preferred shares held of record by HSG Venture VI Holdco, Ltd., and (ii) 4,362,919 Series B+ preferred shares and 766,918 Series B2 preferred shares held of record by HSG Venture VII Holdco, Ltd. HSG Venture VI Holdco, Ltd. is wholly owned by HongShan Capital Venture Fund VI, L.P. The general partner of HongShan Capital Venture Fund VI, L.P. is HSG Venture VI Management, L.P., whose general partner is HSG Holding Limited. The sole shareholder of HSG Venture VII Holdco, Ltd. is HongShan Capital Venture Fund VII, L.P., whose general partner is HSG Venture VII Management, L.P. The general partner of HSG Venture VII Management, L.P. is HSG Holding Limited. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, which is in turn wholly owned by Mr. Neil Nanpeng Shen. The registered address of each of HSG Venture VI Holdco, Ltd. and HSG Venture VII Holdco, Ltd. is Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(5)
Represents 5,306,729 Series C preferred shares, 9,697,001 Series C+ preferred shares and 998,219 Series D preferred shares held of record by 2774719 Ontario Limited, a corporation wholly-owned by Ontario Teachers’ Pension Plan Board (“OTPP”), which is the largest single-profession pension plan in Canada. It is an independent organization responsible for investing the pension fund’s assets and administers the pensions of 340,000 active and retired teachers in Ontario. OTPP has offices in Toronto, Hong Kong, London, Mumbai, San Francisco, Dallas, Sao Paulo, New York and Singapore. The registered address of 2774719 Ontario Limited is 160 Front Street West, Suite 3200, Toronto, Ontario, M5J 0G4, Canada.

(6)
Represents (i) 7,177,800 Series A preferred shares, 2,047,490 Series B preferred shares, 483,466 Series B+ preferred shares and 393,909 Series B2 preferred shares held of record by IDG China Venture Capital Fund IV L.P., a limited partnership organized in the Cayman Islands, (ii) 918,990 Series A preferred shares, 262,150 Series B preferred shares, 61,899 Series B+ preferred shares and 50,433 Series B2 preferred shares held of record by IDG China IV Investors L.P., a limited partnership organized in the Cayman Islands, (iii) 233,390 Class A ordinary shares and 6,296,199 Series B preferred shares held of record by IDG China Capital Fund III L.P., a limited partnership organized in the Cayman Islands, and (iv) 11,536 Class A ordinary shares and 311,209 Series B preferred shares held of record by IDG China Capital III Investors L.P., a limited partnership organized in the Cayman Islands. The directors of IDG China Venture Capital Fund GP IV Associates Ltd. are Chi Sing Ho and Quan Zhou. IDG China Venture Capital Fund GP IV Associates Ltd. is also the general partner of IDG China IV Investors L.P.. The general partner of IDG China Capital Fund III L.P. is IDG China Capital Fund III Associates L.P., whose general partner is IDG China Capital Fund GP III Associates Ltd., a company organized under the laws of the Cayman Islands. The directors of IDG China Capital Fund GP III Associates Ltd. are Chi Sing Ho and Quan Zhou. IDG China Capital Fund GP III Associates Ltd. is also the general partner of IDG China Capital III Investors L.P. The registered address of each of IDG China Venture Capital Fund IV L.P., IDG China IV Investors L.P., IDG China Capital Fund III L.P., IDG China Capital III Investors L.P. is Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY 1-9008, Cayman Islands. The general partner of IDG China Venture Capital Fund IV L.P. is IDG China Venture Capital Fund IV Associates L.P., whose general partner is IDG China Venture Capital Fund GP IV Associates Ltd., a company organized under the laws of the Cayman Islands.

(7)
Represents (i) 10,498,390 Series B preferred shares, 1,487,359 Series B+ preferred shares, 511,777 Series B2 preferred shares and 181,495 Series D preferred shares held of record by Morningside China TMT Fund IV, L.P., a limited partnership organized in the Cayman Islands, (ii) 59,376 Class A ordinary shares, 1,049,840 Series B preferred shares, 148,736 Series B+ preferred shares, 51,178 Series B2 preferred shares, 299,107 Series C preferred shares and 18,149 Series D preferred shares held of record by Morningside China TMT Fund IV Co-Investment, L.P., a limited partnership organized in the Cayman Islands, and (iii) 593,760 Class A ordinary shares and 2,991,066 Series C preferred shares held of record by Morningside China TMT Special Opportunity Fund II, L.P., a limited partnership organized in the Cayman Islands. Morningside China TMT Fund IV, L.P., Morningside China TMT Special Opportunity Fund II, L.P. and Morningside China TMT Fund IV Co-Investment, L.P. are controlled by Morningside China TMT GP IV, L.P., their general partner, which, in turn, is controlled by TMT General Partner Ltd. its general partner. TMT General Partner Ltd. is controlled by its board consisting of three individuals, including Qin Liu, Jianming Shi and Gerald Lokchung Chan. The registered address of each of Morningside China TMT Fund IV, L.P., Morningside China TMT Fund IV Co-Investment, L.P. and Morningside China TMT Special Opportunity Fund II, L.P. is P. O. Box 1350, Windward 3, Regatta Office Park, Grand Cayman KY1-1108, Cayman Islands.

As of the date of this prospectus, a total of 2,023,462 Class A ordinary shares, 81,088,770 Class B ordinary shares, 220,341 Series A preferred shares, and 191,586 Series B preferred shares are held by record holders in the United States, respectively, representing 26.3% of the outstanding ordinary shares on an as-converted basis. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances” for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.

Appendix V
EXPENSES RELATING TO THIS OFFERING
Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the Nasdaq market entry and listing fee, all amounts are estimates. The Company will pay all of the expenses of this offering.
Expenses	Amount
SEC registration fee	US	$ 45,777
Nasdaq market entry and listing fee	US	$ 295,000
FINRA filing fee	US	$ 45,350
Printing and engraving expenses	US	$ 300,000
Legal fees and expenses	US	$3,891,783
Accounting fees and expenses	US	$2,807,588
Miscellaneous costs	US	$ 261,730
Total	US	$7,647,228